SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-5075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PerkinElmer, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PerkinElmer, Inc.

45 William Street

Wellesley, MA 02481

PERKINELMER, INC. SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	9

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Compensation and Benefits Committee

PerkinElmer, Inc.

Wellesley, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the PerkinElmer, Inc. Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/    Deloitte & Touche LLP

Boston, Massachusetts

June 24, 2005

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments—participant-directed	$321,522,929	$288,000,516
Employer contributions receivable	2,090,047	1,950,523
Cash	533,559	191,728

NET ASSETS AVAILABLE FOR BENEFITS	$324,146,535	$290,142,767

The accompanying notes are an integral part of these financial statements.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
INVESTMENT INCOME:
Net appreciation in fair value of investments	$22,162,340	$44,812,192
Interest and dividend income	6,902,998	8,916,518

Net investment income	29,065,338	53,728,710

CONTRIBUTIONS:
Participant	16,430,087	15,287,204
Employer	7,958,327	8,489,241
Rollover contributions	1,527,010	4,391,464

Total contributions	25,915,424	28,167,909

DEDUCTIONS:
Benefits paid to participants	20,943,942	25,059,983
Administrative expenses	33,052	41,763

Total deductions	20,976,994	25,101,746

INCREASE IN NET ASSETS	34,003,768	56,794,873

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	290,142,767	233,347,894

End of year	$324,146,535	$290,142,767

The accompanying notes are an integral part of these financial statements.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of the PerkinElmer, Inc. Savings Plan (the “Plan”), as in effect on December 31, 2004, is provided for general information purposes only. Participants should refer to the Plan document as amended through September 22, 2004, for more complete information.

General—The Plan is a defined contribution plan covering substantially all domestic employees of PerkinElmer, Inc. (the “Company”) who are not members of a collective bargaining unit or who are members of a unit that specifically provides for participation in the Plan. The Plan also covers employees of each wholly owned domestic subsidiary that has entered into an agreement to adopt the Plan. The Plan is administered by an administrative committee (the “Plan administrator”), which has overall responsibility for interpreting the provisions of the Plan and providing the trustee with any information required in the discharge of its duties. Fidelity Management Trust Company (“FMTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Participation in the Plan is voluntary. As defined in the Plan, eligibility commences the date the employee completes an hour of service for the Company and participants may elect to make voluntary before-tax contributions of up to 16% of their eligible compensation subject to statutory limits. Effective January 1, 2005, participants may elect to make voluntary before-tax contributions of up to 100% of their eligible compensation subject to statutory limits. In order to maintain the Plan’s status as nondiscriminatory, the contribution amounts for highly compensated employees may be limited. Participants age 50 or over may be eligible to make additional catch-up contributions. In addition, participants may elect to make after-tax contributions up to 16% of their eligible compensation, reduced by the amount of any before-tax contributions. Participants may also contribute amounts distributed to them by other qualified benefit plans.

Company matching contributions are made on a per-pay-period basis for employees in the Company’s Life and Analytical Sciences business and in the Company’s corporate headquarters (“Corporate”) and on an annual basis for employees in the Company’s Optoelectronics and Fluid Sciences businesses. For Optoelectronics and Fluid Sciences employees, matching contributions are made for all active participants as of December 31 and for participants who have terminated during the year due to death, permanent disability or retirement. For a participant employed by the Company’s Life and Analytical Sciences businesses and Corporate, matching contributions are made in an amount equal to 100% of the first 5% of compensation that a participant contributes to the Plan. For a participant employed by the Company’s Optoelectronics and Fluid Sciences businesses, matching contributions are made in an amount equal to 55% of the first 6% of compensation that a participant contributes to the Plan. Company matching contributions totaled $7,958,327 and $8,489,241 for the years ended December 31, 2004 and 2003, respectively. As defined in the Plan, the Company may make supplemental contributions at its discretion. There were no supplemental contributions made during 2004 or 2003.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and supplemental contributions and allocations of Plan earnings and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures—Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of participants’ accounts is based on years of continuous service for certain participants. Participants who are employed by the Company’s Life and Analytical Sciences businesses and Corporate are immediately 100% vested in all Company contributions. Participants who are employed by the Company’s Optoelectronics and Fluid Sciences businesses are 100% vested in the Company’s contribution portion after three years of credited service.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

In addition, if a participant terminates employment due to death, disability or retirement (as defined in the Plan), his or her account balance becomes 100% vested. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $778,587 and $648,382, respectively. Forfeited balances of terminated participants are used to reduce future Company contributions. The Company’s contribution was reduced by nonvested forfeitures of $130,205 and $128,694 for the years ended December 31, 2004 and 2003, respectively.

Investments—Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers several equity and fixed income mutual funds and Company stock as investment options for participants.

Participant Loans—Participants may borrow from their fund accounts from a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates fixed for the term of the loan by the administrative committee based on interest rates currently being charged by commercial lending institutions. The period of repayment for any loan is determined by the administrative committee and the participant, but in no event shall that period exceed 60 months, unless the loan is used to purchase a principal residence, in which case, a longer payment period is permitted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits—Upon termination of service a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or in annual installments. Benefit payments to participants are recorded upon distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Shares of commingled pools of assets (including the Fixed Income Fund and the Fidelity U.S. Equity Index Commingled Pool) are valued at the fair value determined by the fund manager, FMR Co. Shares of the Company stock are valued at quoted market price. Participant loans are stated at the outstanding loan balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Payments to participants are recorded upon distribution.

Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

3. INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	2004	2003
Fidelity Contrafund	$29,339,607	$24,187,103
Fidelity Growth Company Fund	49,943,037	47,680,212
Fidelity Balanced Fund	25,883,935	21,918,931
Fidelity U.S. Equity Index Commingled Pool	32,853,747	32,124,220
Fixed Income Fund	76,295,864	74,404,435

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) as follows:

	2004	2003
Mutual funds:
Templeton Foreign Fund	$493,081	$576,844
Templeton Developing Markets Fund	701,969	615,451
PBHG Mid Cap Fund	179,423	276,678
Genesis Fund	838,076	569,566
Fidelity Contrafund	3,721,215	5,037,381
Fidelity Equity-Income Fund	859,740	2,542,585
Fidelity Growth Company Fund	5,370,211	13,782,610
Fidelity Intermediate Bond Fund	(129,754)	(49,888)
Fidelity Balanced Fund	1,521,894	4,241,435
Fidelity International Discovery Fund	1,266,143	1,752,200
Fidelity Asset Manager Fund	221,303	919,222
Fidelity Asset Manager—Growth Fund	369,631	1,559,023
Fidelity Asset Manager—Income Fund	106,751	213,252
Fidelity Freedom Income Fund	5,312	7,015
Fidelity Freedom 2010 Fund	38,097	5,372
Fidelity Freedom 2020 Fund	32,797	20,948
Fidelity Freedom 2030 Fund	24,662	16,579
Fidelity Freedom 2040 Fund	14,980	16,836
Fidelity U.S. Equity Index Commingled Pool	3,281,087	7,132,843

	18,916,618	39,235,952

PerkinElmer Stock Fund	3,245,722	5,576,240

Net appreciation in fair value of investments	$22,162,340	$44,812,192

4. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMR Co. Additionally, FMR Corp. beneficially owned more than 5% of the Company’s common stock during the year ended December 31, 2004. FMR Co. and FMTC (trustee of the Plan) are affiliates of FMR Corp. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services provided by the trustee were $33,052 and $41,763 for the years ended December 31, 2004 and 2003, respectively.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

At December 31, 2004 and 2003, the Plan held 624,933 and 639,562 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $13,339,527 and $12,576,015, respectively. During the years ended December 31, 2004 and 2003, the Plan recorded dividend income from the Company’s stock of $178,302 and $184,551, respectively.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated August 12, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

******

SUPPLEMENTAL SCHEDULE

PERKINELMER, INC. SAVINGS PLAN

FORM 5500—SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2004

a)	b) Identity of Issue, Borrower, Lessor or Similar Party	c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	d) Cost		e) Current Value
*	Fidelity Investments	Fixed Income Fund***	*	*	$76,295,864

		Mutual Funds:
	Templeton Investments	Templeton Foreign Fund	*	*	3,832,147
	Templeton Investments	Templeton Developing Markets Fund	*	*	4,310,842
	PBHG Funds	PBHG Mid Cap Fund	*	*	3,683,480
	Neuberger & Berman	Genesis Fund	*	*	8,424,702
*	Fidelity Investments	Fidelity Contrafund	*	*	29,339,607
*	Fidelity Investments	Fidelity Equity-Income Fund	*	*	15,450,390
*	Fidelity Investments	Fidelity Growth Company Fund	*	*	49,943,037
*	Fidelity Investments	Fidelity Intermediate Bond Fund	*	*	10,171,431
*	Fidelity Investments	Fidelity Balanced Fund	*	*	25,883,935
*	Fidelity Investments	Fidelity International Discovery Fund	*	*	9,119,245
*	Fidelity Investments	Fidelity Asset Manager Fund	*	*	8,281,682
*	Fidelity Investments	Fidelity Asset Manager—Growth Fund	*	*	10,472,216
*	Fidelity Investments	Fidelity Asset Manager—Income Fund	*	*	2,608,410
*	Fidelity Investments	Fidelity Retirement Government Money Market Portfolio	*	*	8,521,724
*	Fidelity Investments	Fidelity Freedom Income Fund	*	*	296,899
*	Fidelity Investments	Fidelity Freedom 2010 Fund	*	*	1,006,171
*	Fidelity Investments	Fidelity Freedom 2020 Fund	*	*	533,250
*	Fidelity Investments	Fidelity Freedom 2030 Fund	*	*	388,398
*	Fidelity Investments	Fidelity Freedom 2040 Fund	*	*	231,854
*	Fidelity Investments	Fidelity U.S. Equity Index Commingled Pool***	*	*	32,853,747

		Total Mutual Funds	*	*	225,353,167

*	PerkinElmer, Inc.	PerkinElmer Stock Fund	*	*	13,869,957

*	Plan participants	Loans to participants with interest at rates of 3.70%-10.75%, maturity at various dates through 2034			6,003,941

		TOTAL INVESTMENTS			$321,522,929

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Interests in common/collective trusts.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PERKINELMER, INC. SAVINGS PLAN

/s/ RICHARD F. WALSH
Date: June 24, 2005	Richard F. Walsh, Chairman, Administrative Committee of the PerkinElmer, Inc. Savings Plan